JEFFREY R. BENNETT

www.linkedin.com/pub/jeff-bennett/2/a/670

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SUMMARY

Highly motivated, results-driven strategic marketing leader with over twenty years of proven accomplishments in medical device organizations. Consistently given positions of increasing responsibility to manage people and projects within complex businesses. Motivational leader with expertise in team development and ability to manage change within organizations. Outstanding interpersonal, leadership, communication and business planning skills.

PROFESSIONAL EXPERIENCE

MORARI MEDICAL
CEO and Founder **2020 - Present**
Founder and CEO of Morari Medical, an innovative sexual health and wellness company. Morari Medical's mission is to restore confidence in sexual health. The start-up is a pioneer of wearable tech that enables all to create the climactic journey and sexual experience they desire.

SODEXO
Marketing Director **2018 – 2020**
Lead the development and execution of marketing strategies that drive growth and establish strong brand identity for Sodexo Healthcare in Environmental Services and Infection Control.

IMRIS 2017-2018
Director of Marketing
Responsible for leading marketing communications, product management, meetings/events/tradeshows and PR teams. Developed strategic business plans and managed product portfolio for large dollar capital equipment product line.
- Built new marketing team which consisted of three employees.
- Launched new corporate brand.
- Partnered with external agencies to develop and execute PR and social media campaign.
- Supported product development projects and participated in project reviews.
- Budgetary management of all assigned marketing resources to meet annual company plan.

Boston Scientific
Sr. Group Marketing Manager – Prostate Health **2012-2017**
Global responsibility for global product management and market development of Prostate Health division with specific emphasis on laser based therapies to treat benign prostatic hyperplasia (BPH) and urinary stone disease.
- Direct report responsibility to include Product Manager and Field Market Development Manager.
- Planned and executed the global launch of the results from a clinical trial study.
- Developed and executed comprehensive marketing program to include radio, TV and print advertising.
- Developed and executed multi-phased global launch plan for new product simulator for physician training.
- Lead cross-functional teams in planning and execution of national sales meeting and major medical conferences.
- Won Marketing Excellence award for achievements in 2014.

Group Marketing Manager II – Structural Heart 2011 - 2012
Responsible for global commercialization of transcatheter aortic valve replacement (TAVR) product that was acquired via a company acquisition. Managed remote Product Manager who was a part of corporate leadership program.
- Led the development of five-year strategic plan for business that did not exist within Boston Scientific.
- Initiated, formed and led multiple global workstreams that will be responsible for global launch of TAVR product.
- Partnered with other companies to co-develop adjacent products to complete Boston Scientific product portfolio.

Group Marketing Manager II - Imaging 2006 – 2011

Responsible for a team of downstream Product Managers who managed capital equipment and disposable product line for coronary and peripheral intravascular ultrasound imaging.

- Responsible for product line that accounted for over $200M in global revenue.
- Represented marketing on imaging management board where the responsibilities included defining global strategic plan of imaging business, product portfolio investments and annual budget needs.
- Led efforts on co-marketing and development agreements with other companies.
- Recruited, hired, coached and developed a team of four product managers to include one based in Europe.
- Served as the lead in developing the annual marketing business plan that included full P&L rollups.
- Supported international launch strategies of imaging products.

Senior Product Manager - Imaging 2004 – 2006
Responsible for the upstream and downstream product management of a capital equipment product line for coronary intravascular ultrasound imaging that led to the Interventional Cardiology 2005 Marketing Excellence Award.

- Responsible for the global launch of a new hardware/software platform for intravascular imaging.
- Initiated a market development initiative designed to increase physician proficiency in intravascular imaging techniques.
- Managed M.B.A marketing interns.

Medtronic, Inc. 2000 – 2004
Senior Product Marketing Manager - Neurological 2000 – 2004
Led the global launch planning and execution of a next generation implantable infusion pump for the treatment of chronic pain. Product line represented $200M revenue for the company.

- Formed and led cross-functional product launch teams.
- Collaborated with sales team on program execution, and generated ways to exceed growth targets.
- Selected as the business unit lead for a business process improvement (BPI) initiative to look at the reduction of infection complications in patients implanted with drug delivery products.
- Led cross-functional team that was directed to understand root causes of catheter related complications.
- Established multi-disciplinary KOL consensus panel to arrive on implant technique best practices. Outcome of the panel was a peer reviewed journal article.

Vysis, Inc./Abbott 1994 –2000
Sales/Product Manager 1999 – 2000
Managed the sales and marketing activities of U.S. field sales force which resulted in a 36% sales increase over prior year while at the same time was responsible for the upstream and downstream product management of genomic microarray system.

- Established Vysis as a company within genomic microarray market through multi-channel marketing program.
- Developed marketing strategies that successfully promoted the market adoption and utilization of company's instrument product line for genetic and pathology imaging applications.
- Successfully developed and executed marketing plans for four major worldwide product launches.
- Worked with R&D to develop strategic product portfolio cadence using a variety of VOC methods.
- Provided management, direction coaching and support to seven experienced U.S. sales representatives.
- Redesigned sales compensation program to provide focus on meeting and exceeding sales revenue projections, maximizing product profit margins and minimizing territory expenses.

Senior Sales Specialist 1994 - 1997
Initially hired as regional Sales Specialist and promoted to Senior Sales Specialist, was responsible for genetic disease management product line sales for cancer and pre-postnatal conditions.

- Developed strong relationships with KOL's, clinicians and referring physicians to increase sales and market share of instrument and reagent products.
- Responsible for supporting and training new sales representatives.
- Received top selling award of highest overall U.S. sales for three consecutive years.

EDUCATION

St. John's University Collegeville, Minnesota
B.S., 1991, Major: Natural Science Minor: Biology and Chemistry

University of St. Thomas Minneapolis, Minnesota
M.B.A., 2002, Marketing Concentration